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                            July 26, 2021

       Philip Capron
       Chief Executive Officer
       Mission First Capital LLC
       100 Seventh Street, Suite 104
       Portsmouth, VA 23704

                                                        Re: Mission First
Capital LLC
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed July 9, 2021
                                                            File No. 024-11396

       Dear Mr. Capron:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2021 letter.

       Amendment No. 3 to Offering Statement on Form 1-A filed July 9, 2021

       General

   1. We note your response to comment 4 and that Rialto Markets will not create a secondary trading market for the
Interests offered and sold in the offering. However, on the cover page you disclose that
Rialto Markets will provide a secondary trading platform. Please revise or advise.
 Philip Capron
FirstName  LastNamePhilip
Mission First Capital LLC Capron
Comapany
July       NameMission First Capital LLC
     26, 2021
July 26,
Page  2 2021 Page 2
FirstName LastName
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2. It appears the audit report from your independent auditors does not cover the statement of
         changes in members    equity, and the period covered by the statement
of income and cash
         flows indicated in the audit report appears to be inconsistent with the specific period indicated in the heading of those financial statements on page F-4 and F-6. Further to the above, it appears the audit report does not express and opinion on the statement of income and cash flows. Please advise your independent auditors to revise their audit report to properly address the above issues.
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Nikki